FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For July 2010
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes Name: Michiel Brandjes
Title: Company Secretary
Date: July 29, 2010

     Royal Dutch Shell plc

2ND QUARTER AND HALF YEAR 2010 UNAUDITED RESULTS
•	Royal Dutch Shell’s second quarter 2010 earnings, on a current cost of supplies (CCS) basis, were $4.5 billion compared to $2.3 billion a year ago. Basic CCS earnings per share increased by 95% versus the same quarter a year ago.

•	Second quarter 2010 CCS earnings, excluding identified items (see page 5), were $4.2 billion compared to $3.1 billion in the second quarter 2009.

•	Cash flow from operating activities for the second quarter 2010 was $8.1 billion.

•	Net capital investment for the quarter was $5.6 billion. Total dividends paid to shareholders during the second quarter 2010 were $2.4 billion.

•	Gearing at the end of the second quarter 2010 was 16.9%.

•	A second quarter 2010 dividend has been announced of $0.42 per ordinary share. The Board intends to introduce an optional Scrip Dividend Programme in relation to the third quarter 2010 financial results.
SUMMARY OF UNAUDITED RESULTS

	Quarters				Half year
$ million	Q2 2010	Q1 2010	Q2 2009%[1]		2010	2009	%

Upstream	3,270	4,415	2,091		7,685	4,275
Downstream	1,471	743	(275)		2,214	728
Corporate and Non-controlling interest	(212)	(261)	524		(473)	634
CCS earnings	4,529	4,897	2,340	+94	9,426	5,637	+67
Estimated CCS adjustment for Downstream	(136)	584	1,482		448	1,673
Income attributable to shareholders	4,393	5,481	3,822	+15	9,874	7,310	+35

Basic CCS earnings per share ($)	0.74	0.80	0.38	+95	1.54	0.92	+67
Estimated CCS adjustment per share ($)	(0.02)	0.09	0.24		0.07	0.27
Basic earnings per share ($)	0.72	0.89	0.62	+16	1.61	1.19	+35

Cash flow from operating activities	8,096	4,782	919	+781	12,878	8,478	+52

Cash flow from operating activities per share ($)	1.32	0.78	0.15	+780	2.10	1.38	+52

Dividend per share ($)	0.42	0.42	0.42	—	0.84	0.84	—
[1] Q2 on Q2 change

The information in this results announcement reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). The information in this document also represents Royal Dutch Shell’s half-yearly financial report for the purposes of the Disclosure and Transparency Rules made by the UK Financial Services Authority. As such: (1) the interim management report can be found on pages 3, 6 to 8 and 15 to 16; (2) the condensed set of financial statements on pages 9 to 14; and (3) the directors’ responsibility statement and auditors’ independent review can be found on pages 17 and 18. All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, United Kingdom.

Royal Dutch Shell plc     2

Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“We are delivering on our strategy. Shell’s cost programmes have delivered over $3.5 billion of annualised underlying savings. Our investments have underpinned a 5% increase in oil and gas production for the quarter, a 34% increase in LNG sales volumes, and an 18% increase in chemicals sales volumes. This is a good performance from Shell, despite today’s challenging macro economic conditions. We are on track for growth.
We are making good progress on delivering performance improvement, a new wave of production growth, and maturing the next generation of growth options for shareholders.
The corporate restructuring programme we announced a year ago, called Transition 2009, is now complete. The three new businesses, created in Transition 2009 — Upstream Americas, Upstream International, and Projects & Technology — are a powerful platform for a faster implementation of strategy, clearer accountabilities, and a competitive focus. Transition 2009, restructuring in corporate functions, and our initiatives in Downstream have resulted in annualised underlying cost savings of over $3.5 billion, exceeding the target by around 15% and some 6 months ahead of schedule. Approximately 7,000 employees will leave Shell as a result of these changes, some 18 months earlier than planned.
We have exceeded the targets we set last year for costs and staff reduction. We are putting new emphasis on “continuous improvement”, which will drive competitive financial and operating performance through the business cycle, and build on Shell’s high safety and environmental standards. Capital efficiency is an important part of our continuous improvement drive. We will exit from non-core positions, both in Upstream and Downstream as we refocus our portfolio on material positions with growth potential. We expect $7-8 billion of asset sales in 2010-11, as we accelerate our disposal plans.
Shell is in a delivery window for new growth. Gbaran-Ubie, on stream at the end of the second quarter, the 4th of 13 new project start-ups in the 2010-11 timeframe, which underpin Shell’s cash flow and production growth targets for 2012.”
Turning to longer term opportunities, Voser commented: “We continue to make good progress generating growth options. During the second quarter, we announced the acquisition of substantial new positions in US on-shore gas, with the purchase of East Resources, Inc., which is a leader in the Marcellus shale, and new acreage in the liquids-rich Eagle Ford shale gas play in South Texas.
We continue to see mixed signals in the global economy. Oil prices have remained firm so far this year, but refining margins, oil products demand and natural gas spot prices all remain under pressure. Our earnings and cashflow have rallied from 2009’s lows, but the outlook remains uncertain.”
Commenting on the industry situation in the Gulf of Mexico, Voser said: “The BP Macondo blow-out and the related Gulf of Mexico oil spill is a tragedy for everyone affected. We were all shocked by the loss of life there, and the on-going and wide-spread impacts from the spill. World-wide deep water production has an important role to play in the global energy supply equation, with potential for production growth with supply diversity, and sustained investment in technology, jobs and services. The recent announcement of Shell’s participation in a new, $1 billion Gulf of Mexico oil spill containment system, is an example of where we are working with governments and partners to improve the industry’s capabilities.”
Voser concluded: “I am pleased with the results in the second quarter 2010. We are putting the priority on a sharper delivery of our strategy, aiming for profitable growth and a more competitive performance from Shell.”

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SECOND QUARTER 2010 PORTFOLIO DEVELOPMENTS1
Upstream
In the USA, Shell has agreed to acquire all of the business of East Resources, Inc. for a cash consideration of $4.7 billion, with a primary focus on the Marcellus shale, in the northeast USA covering an area of some 2,600 square kilometres (650,000 net acres) of highly contiguous acreage and 4,250 square kilometres (1.05 million net acres) of acreage overall. In addition, as part of its on-going acreage build strategy, Shell has acquired some 1,000 square kilometres (250,000 net acres) of mineral rights in the Eagle Ford shale play, in South Texas. These new positions have the potential to yield over 16 trillion cubic feet of gas equivalent (tcfe).
In Nigeria, oil and gas production started from the Gbaran-Ubie project in the Niger Delta (Shell share 30%). When fully operational next year, it will be capable of producing 1 billion standard cubic feet of gas per day (scf/d) and some 70 thousand barrels of oil per day (b/d).
Also in Nigeria, the Shell Petroleum Development Company of Nigeria (SPDC, Shell share 30%) is working on a series of projects that will lead to more than three quarters of its production potential being covered by associated gas gathering (AGG) facilities. Work has now restarted at many projects previously delayed by funding or security problems. The projects, which will cost more than $2 billion (100%), cover 26 flow-stations in the Niger Delta. The gas will then be available for use in power stations and by industry.
In Qatar, Shell signed a new Exploration and Production Sharing Agreement (EPSA) for Qatar Block D. Under the agreement, the partners will jointly explore for natural gas in an area of 8,089 square kilometres onshore and offshore Qatar. The total term of this agreement is 30 years and starts with a five-year First Exploration Period.
In Syria, Shell has sold a 35% interest in Syria Shell Petroleum Development (SSPD), previously 100% owned, to China National Petroleum Corporation (CNPC). SSPD has interests in three production licences covering some 40 oil fields, with production in 2009 of approximately 20 thousand barrels of oil equivalent per day (boe/d; Shell share).
During the second quarter 2010, Shell participated in 2 exploration discoveries, and one appraisal, all in Australia. We also saw particularly strong results from exploration and appraisal drilling in the North American Haynesville tight-gas area. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Canada, China, Qatar, Russia, Tunisia and the USA, and successfully bidding for new licences in Colombia and Italy.
Downstream
In Greece, Shell completed the sale of its downstream businesses, and an agreement for the continued use of the Shell brand in the Greek market, for a final sale price of around $0.3 billion. The sale included Shell’s retail, commercial fuels, bitumen, chemicals, supply and distribution, and liquefied petroleum gas (LPG) businesses, as well as a lubricants oil blending plant.

[1]	See page 16 for first quarter 2010 portfolio developments.

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KEY FEATURES OF THE SECOND QUARTER 2010
•	Second quarter 2010 CCS earnings were $4,529 million, 94% higher than in the same quarter a year ago.

•	Second quarter 2010 CCS earnings, excluding identified items (see page 5), were $4,208 million compared to $3,150 million in the second quarter 2009.

•	Second quarter 2010 reported earnings were $4,393 million compared to $3,822 million in the same quarter a year ago.

•	Basic CCS earnings per share increased by 95% versus the same quarter a year ago.

•	Cash flow from operating activities for the second quarter 2010 was $8.1 billion, compared to $0.9 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the second quarter 2010 was $8.6 billion, compared to $3.8 billion in the same quarter last year.

•	Total dividends paid to shareholders during the second quarter 2010 were $2.4 billion.

•	Capital investment for the second quarter 2010 was $6.8 billion. Net capital investment (capital investment, less divestment proceeds) for the second quarter 2010 was $5.6 billion.

•	Return on average capital employed (ROACE), on a reported income basis, was 9.1%.

•	Gearing was 16.9% at the end of the second quarter 2010 versus 12.6% at the end of the second quarter 2009.
Upstream
•	Oil and gas production for the second quarter 2010 was 3,110 thousand boe/d, 5% higher than in the second quarter 2009.

Production for the second quarter 2010 excluding the impact of divestments, production sharing contracts (PSC) pricing effects and OPEC quota restrictions was 6% higher compared to the same period last year.

Underlying production in the second quarter increased by some 160 thousand boe/d from new field start-ups and the continuing ramp-up of fields, more than offsetting the impact of field declines.

•	LNG sales volumes of 3.88 million tonnes in the second quarter 2010 were 34% higher than in the same quarter a year ago.
Downstream
•	Oil Products sales volumes were 7% higher than in the second quarter 2009. Chemical product sales volumes in the second quarter 2010 increased by 18% compared to the second quarter 2009.

•	Oil Products refinery availability was 94% compared to 95% in the second quarter 2009. Chemicals manufacturing plant availability was 95%, 7 percentage points higher than in the second quarter 2009.

•	Supplementary financial and operational disclosure for the second quarter 2010 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS
Earnings in the second quarter 2010 reflected the following items, which in aggregate amounted to a net gain of $321 million (compared to a net charge of $810 million in the second quarter 2009), as summarised in the table below:
•	Upstream earnings included a net gain of $10 million, reflecting revisions to redundancy provisions and tax credits, which were partly offset by a net loss related to changes in the mark-to-market valuation and accounting of certain gas contracts, cost impacts from the US offshore drilling moratorium and an asset impairment. Earnings for the second quarter 2009 included a net charge of $115 million.

•	Downstream earnings included a net gain of $311 million, reflecting a gain from a divestment, a gain related to the estimated fair value accounting of commodity derivatives (see Note 5) and revisions to redundancy provisions, partly offset by an impairment charge. Earnings for the second quarter 2009 included a net charge of $678 million.

•	Corporate earnings and Non-controlling interest for the second quarter 2009 included a charge of $17 million.
SUMMARY OF IDENTIFIED ITEMS

	Quarters[1]			Half year
$ million	Q2 2010	Q1 2010	Q2 2009	2010	2009
Segment earnings impact of identified items:
Upstream	10	110	(115)	120	215
Downstream	311	(35)	(678)	276	(883)
Corporate and Non-controlling interest	—	—	(17)	—	145
CCS earnings impact	321	75	(810)	396	(523)

[1]	See page 16 for first quarter 2010 identified items description.
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 6 and onwards.

Royal Dutch Shell plc     6
EARNINGS BY BUSINESS SEGMENT
     UPSTREAM

	Quarters				Half year
$ million	Q2 2010	Q1 2010	Q2 2009	%[1]	2010	2009	%

Upstream earnings	3,270	4,415	2,091	+56	7,685	4,275	+80

Upstream cash flow from operations	5,411	7,726	4,006	+35	13,137	9,784	+34

Net capital investment	5,664	5,482	5,139	+10	11,146	10,975	+2

Crude oil production (thousand b/d)	1,655	1,733	1,648	—	1,694	1,682	+1
Natural gas production available for sale (million scf/d)	8,440	10,795	7,544	+12	9,611	8,606	+12
Barrels of oil equivalent (thousand boe/d)	3,110	3,594	2,949	+5	3,351	3,166	+6

LNG sales volumes (million tonnes)	3.88	4.23	2.89	+34	8.11	5.95	+36

[1]	Q2 on Q2 change
Second quarter Upstream earnings were $3,270 million compared to $2,091 million a year ago. Earnings included a net gain of $10 million related to identified items, compared to a net charge of $115 million in the second quarter 2009 (see page 5).
Upstream earnings compared to the second quarter 2009 reflected the effect of higher realised crude oil and natural gas prices on revenues, higher LNG realisations, higher natural gas production volumes and increased LNG sales volumes, which were partially offset by increased production taxes and the impact of maintenance activities on oil production volumes. In addition, a generally weak environment for trading activities affected the second quarter 2010 earnings.
Global liquids realisations were 41% higher than in the second quarter 2009. Global gas realisations were 15% higher than in the same quarter a year ago. In the Americas, gas realisations increased by 22%. Outside the Americas, gas realisations increased by 13% whereas European gas realisations decreased by 9%.
Second quarter 2010 production was 3,110 thousand boe/d compared to 2,949 thousand boe/d a year ago. Crude oil production was in line and natural gas production was up 12% compared to the second quarter 2009. Second quarter 2010 oil production volumes compared to the same quarter in 2009 were some 100 thousand boe/d lower as a consequence of maintenance activities mainly at the Athabasca Oil Sands project in Canada, the Mars corridor in the USA Gulf of Mexico and the EA Field in Nigeria.
Underlying production, compared to the second quarter 2009, increased by some 160 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the past 12 months, more than offsetting field declines.
LNG sales volumes of 3.88 million tonnes were 34% higher than in the same quarter a year ago. Volumes reflected the continued ramp-up in sales volumes from the Sakhalin II LNG project and improved volumes from Nigeria LNG.
Half year Upstream earnings were $7,685 million compared to $4,275 million in 2009. Earnings included a net gain of $120 million related to identified items, compared to a net gain of $215 million in the half year 2009 (see page 5).
Upstream earnings compared to the half year 2009 reflected the effect of significantly higher realised oil prices on revenues, increased LNG sales volumes and realisations, and higher natural gas production volumes. These were partially offset by the impact of lower natural gas prices on revenues, higher production taxes and reduced trading contributions compared to the half year 2009.

Royal Dutch Shell plc     7
Global liquids realisations were 56% higher than in the half year 2009. Global gas realisations were 5% lower than in the half year 2009. In the Americas, gas realisations increased by 22% whereas outside the Americas, gas realisations decreased by 10%.
Half year 2010 production was 3,351 thousand boe/d compared to 3,166 thousand boe/d for the same period a year ago. Crude oil production was up 1% and natural gas production was up 12% compared to the half year 2009 production.
LNG sales volumes of 8.11 million tonnes were 36% higher than in the half year 2009. Volumes reflected the continued ramp-up in sales volumes from the Sakhalin II LNG project and improved volumes from Nigeria LNG.
DOWNSTREAM

	Quarters				Half year
$ million	Q2 2010	Q1 2010	Q2 2009%[1]		2010	2009	%

Downstream CCS earnings	1,471	743	(275)	—	2,214	728	+204
Estimated CCS adjustment	(142)	584	1,539		442	1,735
Downstream earnings	1,329	1,327	1,264	+5	2,656	2,463	+8
Downstream cash flow from operations	3,197	(2,841)	(1,754)	—	356	(1,344)	—
Net capital investment	(21)	687	2,407	—	666	3,347	–80
Refinery plant intake (thousand boe/d)	3,296	2,998	3,136	+5	3,148	3,144	—
Oil Products sales volumes (thousand b/d)	6,615	6,163	6,174	+7	6,390	6,102	+5
Chemicals sales volumes (thousand tonnes)	5,254	4,769	4,459	+18	10,023	8,753	+15

[1]	Q2 on Q2 change
Second quarter Downstream CCS earnings were $1,471 million compared to a loss of $275 million in the second quarter 2009. Earnings included a net gain of $311 million related to identified items, compared to a net charge of $678 million in the second quarter 2009 (see page 5).
Downstream CCS earnings compared to the second quarter 2009 reflected higher Oil Products marketing earnings, improved refining contributions and significantly improved Chemicals earnings.
Oil Products marketing CCS earnings compared to the same period a year ago reflected higher retail earnings and reduced B2B and lubricants contributions. In addition, a generally weak environment for trading activities affected the second quarter 2010 earnings.
Oil Products sales volumes increased by 7% compared to the same quarter last year.
Refining CCS results benefited from higher realised refining margins reflecting improved worldwide industry refining margins compared to the same period a year ago. Results also benefited from higher refinery plant intake volumes, which increased by 5%. Refinery availability was 94% compared to 95% in the second quarter 2009.
Chemicals CCS earnings improved from a loss in the second quarter 2009, reflecting higher realised chemicals margins and higher chemicals sales volumes, which were partly offset by reduced income from equity-accounted investments and higher operating costs.
Chemicals sales volumes increased by 18% compared to the same quarter last year. Chemicals manufacturing plant availability increased to 95%, some 7 percentage points higher than in the second quarter 2009.

Royal Dutch Shell plc     8
Half year Downstream CCS earnings were $2,214 million compared to $728 million in the half year 2009. Half year reported earnings were $2,656 million compared to $2,463 million in the same period last year. Earnings included a net gain of $276 million related to identified items, compared to a net charge of $883 million in the half year 2009 (see page 5).
Downstream reported earnings, excluding the impact of rising oil prices on inventory costs, reflected higher Oil Products marketing earnings, improved refining contributions and significantly improved Chemicals earnings.
Oil Products marketing earnings compared to the half year 2009 increased mainly due to higher retail and lubricants earnings, which were partly offset by lower B2B earnings. In addition, a generally weak environment for trading activities affected the first half 2010 earnings.
Oil Products sales volumes increased by 5% compared to the same period last year.
Industry refining margins for the half year 2010 were lower globally compared to the same period 2009, except for the European region. However, refining earnings for the half year 2010 benefited from improved realised refining margins in all regions, except in the US West Coast. Compared to the same period in 2009, refinery plant intake volumes were in line and refinery availability was 92% compared to 93%.
Chemicals earnings, excluding the impact of rising oil prices on inventory, reflected higher realised chemicals margins, higher chemicals sales volumes, higher income from equity-accounted investments and lower operating costs compared to the half year 2009.
Chemicals sales volumes increased by 15% compared to the half year 2009. Chemicals manufacturing plant availability increased to 93%, some 3 percentage points higher than in the same period last year.
CORPORATE AND NON-CONTROLLING INTEREST

	Quarters			Half year
$ million	Q2 2010	Q1 2010	Q2 2009	2010	2009

Corporate	(112)	(176)	548	(288)	681
Non-controlling interest	(100)	(85)	(24)	(185)	(47)
Corporate and Non-controlling interest	(212)	(261)	524	(473)	634
Second quarter Corporate results and Non-controlling interest were a loss of $212 million compared to earnings of $524 million for the same period last year. Earnings for the second quarter 2009 included a charge of $17 million related to identified items (see page 5). Currency exchange losses in the second quarter 2010 were $160 million compared to gains of $379 million in the second quarter 2009.
Half year Corporate results and Non-controlling interest were a loss of $473 million compared to earnings of $634 million for the half year 2009. Earnings for the half year 2009 included a net gain of $145 million related to identified items (see page 5). Currency exchange losses in the half year 2010 were $223 million compared to gains of $333 million in the half year 2009.
Corporate earnings for the second quarter and half year 2010 mainly reflected currency exchange losses and lower net interest result compared to the same periods in 2009.
FORTHCOMING EVENTS
Third quarter 2010 results and third quarter 2010 dividend are scheduled to be announced on October 28, 2010. The Board intends to introduce an optional Scrip Dividend Programme in relation to the third quarter 2010 financial results. Further details are available at www.shell.com/dividend.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
     CONSOLIDATED STATEMENT OF INCOME

	Quarters				Half year
$ million	Q2 2010	Q1 2010	Q2 2009%[1]		2010	2009	%
Revenue	90,568	86,062	63,882		176,630	122,104
Share of profit of equity-accounted investments	1,308	1,646	1,535		2,954	2,463
Interest and other income[3]	(16)	317	826		301	1,117
Total revenue and other income	91,860	88,025	66,243		179,885	125,684
Purchases	69,759	65,001	46,127		134,760	86,415
Production and manufacturing expenses	5,925	5,187	6,092		11,112	12,034
Selling, distribution and administrative expenses	3,433	4,093	3,943		7,526	7,592
Research and development	180	214	269		394	476
Exploration	403	377	524		780	872
Depreciation, depletion and amortisation	3,237	2,926	3,279		6,163	6,369
Interest expense	191	261	166		452	349
Income before taxation	8,732	9,966	5,843	+49	18,698	11,577	+62
Taxation	4,245	4,400	1,940		8,645	4,158
Income for the period	4,487	5,566	3,903	+15	10,053	7,419	+36
Income attributable to non-controlling interest	94	85	81		179	109
Income attributable to Royal Dutch Shell plc shareholders	4,393	5,481	3,822	+15	9,874	7,310	+35
EARNINGS PER SHARE

	Quarters			Half year
	Q2 2010	Q1 2010	Q2 2009	2010	2009
Basic earnings per share ($)	0.72	0.89	0.62	1.61	1.19
Diluted earnings per share ($)	0.72	0.89	0.62	1.61	1.19
SHARES2

	Millions			Half year
	Q2 2010	Q1 2010	Q2 2009	2010	2009
Weighted average number of shares as the basis for:
Basic earnings per share	6,134.0	6,126.5	6,126.7	6,130.3	6,124.2
Diluted earnings per share	6,143.7	6,132.8	6,129.4	6,139.7	6,126.9

[1]	Q2 on Q2 change.

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

[3]	Other income includes dividend income, net gains on sale of assets and net foreign exchange effects on financing activities.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters				Half year
$ million	Q2 2010	Q1 2010	Q2 2009%[1]		2010	2009	%
Income for the period	4,487	5,566	3,903	+15	10,053	7,419	+36
Other comprehensive income, net of tax:
Currency translation differences	(3,051)	(1,567)	5,859		(4,618)	3,583
Unrealised gains/(losses) on securities	64	(44)	(44)		20	105
Cash flow hedging gains/(losses)	14	(2)	204		12	140
Share of other comprehensive income/(loss) of equity-accounted investments	(18)	(11)	22		(29)	57
Other comprehensive income/(loss) for the period	(2,991)	(1,624)	6,041	—	(4,615)	3,885	—
Comprehensive income for the period	1,496	3,942	9,944	–85	5,438	11,304	–52
Comprehensive income/(loss) attributable to non-controlling interest	(58)	(80)	(168)		(138)	(112)
Comprehensive income attributable to Royal Dutch Shell plc shareholders	1,438	3,862	9,776	–85	5,300	11,192	–53

[1]	Q2 on Q2 change.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary					Non-
	share	Treasury	Other	Retained		Controlling	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Income for the period	—	—	—	9,874	9,874	179	10,053
Other comprehensive income	—	—	(4,574)	—	(4,574)	(41)	(4,615)
Capital contributions/ (repayments) from/to minority shareholders and other changes in non-controlling interest	—	—	—	294	294	22	316
Dividends paid	—	—	—	(5,003)	(5,003)	(189)	(5,192)
Treasury shares: net sales/(purchases) and dividends received	—	428	—	—	428	—	428
Share-based compensation	—	—	(174)	212	38	—	38
At June 30, 2010	527	(1,283)	5,234	133,010	137,488	1,675	139,163

	Ordinary					Non-
	share	Treasury	Other	Retained		Controlling	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	7,310	7,310	109	7,419
Other comprehensive income	—	—	3,882	—	3,882	3	3,885
Capital contributions/ (repayments) from/to minority shareholders and other changes in non-controlling interest	—	—	—	3	3	19	22
Dividends paid	—	—	—	(5,257)	(5,257)	(99)	(5,356)
Treasury shares: net sales/(purchases) and dividends received	—	234	—	—	234	—	234
Share-based compensation	—	—	(175)	227	52	—	52
At June 30, 2009	527	(1,633)	6,885	127,730	133,509	1,613	135,122

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	June 30, 2010	Mar 31, 2010	Dec 31, 2009
Assets
Non-current assets:
Intangible assets	5,171	5,296	5,356
Property, plant and equipment	133,179	133,669	131,619
Equity-accounted investments	31,128	31,751	31,175
Investments in securities	3,860	3,832	3,874
Deferred tax	4,480	4,563	4,533
Pre-paid pension costs	9,316	9,705	10,009
Other	7,528	8,350	9,158
	194,662	197,166	195,724

Current assets:
Inventories	27,972	28,714	27,410
Accounts receivable	62,615	62,874	59,328
Cash and cash equivalents	12,008	8,448	9,719
	102,595	100,036	96,457

Total assets	297,257	297,202	292,181

Liabilities
Non-current liabilities:
Debt	35,796	34,889	30,862
Deferred tax	13,802	14,184	13,838
Retirement benefit obligations	5,873	5,925	5,923
Other provisions	13,322	13,535	14,048
Other	4,869	4,579	4,586
	73,662	73,112	69,257

Current liabilities:
Debt	4,505	2,422	4,171
Accounts payable and accrued liabilities	64,553	65,603	67,161
Taxes payable	12,096	12,504	9,189
Retirement benefit obligations	388	405	461
Other provisions	2,890	3,419	3,807
	84,432	84,353	84,789

Total liabilities	158,094	157,465	154,046

Equity attributable to Royal Dutch Shell plc shareholders	137,488	138,010	136,431

Non-controlling interest	1,675	1,727	1,704
Total equity	139,163	139,737	138,135

Total liabilities and equity	297,257	297,202	292,181

Royal Dutch Shell plc     12
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarters			Half year
$ million	Q2 2010	Q1 2010	Q2 2009	2010	2009
Cash flow from operating activities:
Income for the period	4,487	5,566	3,903	10,053	7,419
Adjustment for:
- Current taxation	4,210	4,114	2,367	8,324	4,211
- Interest (income)/expense	161	231	370	392	700
- Depreciation, depletion and amortisation	3,237	2,926	3,279	6,163	6,369
- Net (gains)/losses on sale of assets	(28)	(223)	(138)	(251)	(285)
- Decrease/(increase) in net working capital	(482)	(5,630)	(2,835)	(6,112)	(3,200)
- Share of profit of equity-accounted investments	(1,308)	(1,646)	(1,535)	(2,954)	(2,463)
- Dividends received from equity-accounted investments	1,425	1,544	1,242	2,969	2,219
- Deferred taxation and other provisions	182	293	(951)	475	(586)
- Other	425	347	(1,931)	772	(1,790)
Cash flow from operating activities (pre-tax)	12,309	7,522	3,771	19,831	12,594

Taxation paid	(4,213)	(2,740)	(2,852)	(6,953)	(4,116)

Cash flow from operating activities	8,096	4,782	919	12,878	8,478

Cash flow from investing activities:
Capital expenditure	(6,513)	(5,247)	(6,806)	(11,760)	(12,791)
Investments in equity-accounted investments	(136)	(625)	(1,418)	(761)	(1,854)
Proceeds from sale of assets	1,007	366	274	1,373	478
Proceeds from sale of equity-accounted investments	136	31	203	167	220
(Additions to)/proceeds from sale of securities	26	(7)	(58)	19	(52)
Interest received	13	38	69	51	170
Cash flow from investing activities	(5,467)	(5,444)	(7,736)	(10,911)	(13,829)

Cash flow from financing activities:
Net (decrease)/increase in debt with maturity period within three months	1,017	150	(2,046)	1,167	(5,634)
Other debt: New borrowings	3,323	4,207	7,044	7,530	13,928
Repayments	(414)	(1,947)	(430)	(2,361)	(1,816)
Interest paid	(379)	(518)	(262)	(897)	(524)
Change in non-controlling interest	330	(12)	7	318	19
Dividends paid to:
- Royal Dutch Shell plc shareholders	(2,448)	(2,555)	(2,852)	(5,003)	(5,257)
- Non-controlling interest	(150)	(39)	(69)	(189)	(99)
Treasury shares:
- Net sales/(purchases) and dividends received	86	118	(49)	204	87
Cash flow from financing activities	1,365	(596)	1,343	769	704
Currency translation differences relating to cash and cash equivalents	(434)	(13)	109	(447)	55
(Decrease)/increase in cash and cash equivalents	3,560	(1,271)	(5,365)	2,289	(4,592)

Cash and cash equivalents at beginning of period	8,448	9,719	15,961	9,719	15,188

Cash and cash equivalents at end of period	12,008	8,448	10,596	12,008	10,596

Royal Dutch Shell plc     13
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2009 (pages 101 to 106) as filed with the US Securities and Exchange Commission.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
The Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries for the six month period ended June 30, 2010, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
In accordance with DTR 4.2.9(2) of the UK Disclosure and Transparency Rules (DTRs), it is confirmed that this publication has not been audited.
The information for the period ended June 30, 2010 does not comprise statutory accounts as defined in section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2009 were approved by the Board of Directors and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.
2. Other reserves

					Accumulated
		Capital	Share	Share	other
	Merger	redemption	premium	plan	comprehensive
$ million	reserve[1]	reserve[2]	reserve[1]	reserve	income	Total
At December 31, 2009	3,444	57	154	1,373	4,954	9,982
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(4,574)	(4,574)
Share-based compensation	—	—	—	(174)	—	(174)
At June 30, 2010	3,444	57	154	1,199	380	5,234

At December 31, 2008	3,444	57	154	1,192	(1,669)	3,178
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,882	3,882
Share-based compensation	—	—	—	(175)	—	(175)
At June 30, 2009	3,444	57	154	1,017	2,213	6,885

[1]	The merger reserve and share premium reserves were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc     14
3. Information by business segment

$ million	Upstream	Downstream	Corporate	Total
Six months ended June 30, 2010:
Revenue
Third party	16,666	159,926	38	176,630
Inter-segment	16,826	153	—
Segment earnings	7,685	2,656	(288)	10,053

$ million	Upstream	Downstream	Corporate	Total
Six months ended June 30, 2009:
Revenue
Third party	14,063	108,003	38	122,104
Inter-segment	11,481	96	—
Segment earnings	4,275	2,463	681	7,419
4. Ordinary share capital
Authorised

Number of shares	June 30, 2010	Dec 31, 2009
Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,163,280,114	3,163,280,114
Sterling deferred shares of £1 each	50,000	50,000
Ordinary shares issued and fully paid

		shares of €0.07	shares of £1
		each	each
			Sterling
Number of shares	Class A	Class B	deferred
At June 30, 2010	3,545,663,973	2,695,808,103	50,000
At December 31, 2009	3,545,663,973	2,695,808,103	50,000
Ordinary shares nominal value

$ million	Class A	Class B	Total
At June 30, 2010	300	227	527
At December 31, 2009	300	227	527
The total nominal value of sterling deferred shares is less than $1 million.
5. Impacts of Accounting for Derivatives
IFRS requires derivative instruments to be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is also reported as an identified item in the quarterly results.

Royal Dutch Shell plc     15
LIQUIDITY AND CAPITAL RESOURCES
Net cash from operating activities in the first half 2010 was $12.9 billion compared with $8.5 billion for the same period last year.
Total current and non-current debt increased to $40.3 billion at June 30, 2010 from $30.1 billion on June 30, 2009. During the first half 2010, Shell issued $7 billion of new debt under the US shelf registration, with maturity periods ranging from 2012 through 2040.
Net capital investment (capital investment, less divestment proceeds) in the first half 2010 was $11.8 billion of which $11.1 billion was invested in Upstream and $0.7 billion in Downstream. Net capital investment in the same period of 2009 was $14.5 billion of which $11.0 billion was invested in Upstream, $3.3 billion in Downstream and $0.2 billion in Corporate.
Dividends of $0.42 per share are declared on July 29, 2010 in respect of the second quarter. These dividends are payable on September 8, 2010. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for the year ended December 31, 2009 for additional information on the dividend access mechanism.
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2009 (pages 13 to 15) and are summarised below. There are no material changes in those Risk Factors.
A summary of the Risk Factors described in the Annual Report and Form 20-F for the year ended December 31, 2009 is set out below:
•	Shell’s operating results and financial condition are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Shell’s future hydrocarbon production depends on the delivery of large and complex projects, as well as the ability to replace oil and gas reserves.

•	Shell’s ability to achieve its strategic objectives depends on our reaction to competitive forces.

•	An erosion of Shell’s business reputation would have a negative impact on our licence to operate, our brand, our ability to secure new resources and our financial performance.

•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

•	The nature of Shell’s operations exposes us to a wide range of significant health, safety, security and environment (HSSE) risks.

•	Shell operates in over 90 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments and resulting changes to laws and regulations.

•	Shell’s international operations expose us to social instability, terrorism and acts of war or piracy that could significantly impact our business.

•	Our investment in joint ventures and associated companies may reduce our degree of control as well as our ability to identify and manage risks.

•	Reliable information technology (IT) systems are a critical enabler of our operations.

•	Shell’s future performance depends on successful development and deployment of new technologies.

•	The general macro-economic environment as well as financial and commodity market conditions influence Shell’s operating results and financial condition as our business model involves trading, treasury, interest rate and foreign exchange risks.

•	The estimation of reserves is a process that involves subjective judgements based on available information, so subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our profitability and financial condition could be negatively impacted.

•	Royal Dutch Shell plc’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

•	Violations of antitrust and competition law pose a financial risk for Shell and expose Shell or our employees to criminal sanctions.

•	An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.

•	Shell has investments in Iran and Syria, countries against which the US government imposed sanctions. We could be subject to sanctions or other penalties in connection with these activities.

•	Shell has substantial pension commitments, whose funding is subject to capital market risks.

•	Shell companies face the risk of litigation and disputes worldwide.

•	Shell is currently under investigation by the United States Securities and Exchange Commission and the United States Department of Justice for violations of the US Foreign Corrupt Practices Act.

Royal Dutch Shell plc     16
GLOSSARY
1. Current Cost of Supplies (CCS)
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Downstream segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Shell’s results of operations and is a measure to manage the performance of the Downstream segment but is not a measure of financial performance under IFRS.
On this basis, the purchase price of the volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
2. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
PORTFOLIO DEVELOPMENTS — FIRST QUARTER 2010
Upstream
In Australia, Shell has entered into an agreement (Shell share 50%) with Arrow Energy Limited (Arrow) for the proposed acquisition, together with our partner PetroChina, of all of the shares in Arrow, representing a total consideration of some $3.2 billion. The offer is subject to regulatory and Arrow’s shareholder approval.
In China, Shell and PetroChina, announced plans to appraise, develop and produce tight gas under a 30-year production sharing contract in an area of approximately 4,000 square kilometres in the Jinqiu block of central Sichuan Province. In addition, shale gas assessment work commenced in January 2010 in the Fushun block that covers another area of also approximately 4,000 square kilometres.
In Nigeria, subject to approvals, Shell agreed to sell its 30% interest in three production leases (oil mining leases 4, 38 and 41) and related equipment in the Niger Delta to a consortium led by two Nigerian companies.
In the USA, at the end of the first quarter 2010, Shell produced its first oil and natural gas from the Perdido Development (Shell share 35.4%), in the deep water Gulf of Mexico. The project is expected to ramp up to expected annual peak production of more than 100 thousand barrels of oil equivalent per day (boe/d).
During the first quarter 2010, Shell participated in 3 exploration discoveries, and one appraisal, all in the US Gulf of Mexico. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Egypt, French Guiana, Pakistan, Tunisia and the USA, and was the apparent high bidder for new licences in the US Gulf of Mexico.
Downstream
In Brazil, Shell has signed a non-binding Memorandum of Understanding (MoU), with the intention to form a joint venture (Shell share 50%) for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Under the terms of the MoU, Shell will contribute its Downstream assets in Brazil (excluding lubricants) and a total payment of $1.6 billion.
In New Zealand, on April 1, 2010, Shell concluded the sale of its downstream business, including its 17.1% shareholding in the 104 thousand barrels per day refinery at Marsden Point, for a total amount of some $0.5 billion plus a working capital adjustment.
In Singapore, Shell announced the successful start-up of the ethylene cracker at its Shell Eastern Petrochemicals Complex project. The 100% Shell-owned ethylene cracker complex has a capacity of 800,000 tonnes of ethylene per annum, as well as 450,000 tonnes of propylene and 230,000 tonnes of benzene per annum.
SUMMARY OF IDENTIFIED ITEMS — FIRST QUARTER 2010
Earnings in the first quarter 2010 reflected the following items, which in aggregate amounted to a net gain of $75 million (compared to a net gain of $287 million in the first quarter 2009), as summarised below:
•	Upstream earnings included a net gain of $110 million, reflecting a gain related to the estimated fair value accounting of commodity derivatives (see Note 5), a divestment gain and a gain related to the mark-to-market valuation of certain gas contracts, which were partly offset by tax charges. Earnings for the first quarter 2009 included a net gain of $330 million.

•	Downstream earnings included a net charge of $35 million, reflecting an asset impairment charge and asset restructuring provisions, which were partly offset by a divestment gain. Earnings for the first quarter 2009 included a net charge of $205 million.

•	Corporate earnings and Minority interest for the first quarter 2009 included a gain of $162 million.

Royal Dutch Shell plc     17
RESPONSIBILITY STATEMENT
It is confirmed that to the best of our knowledge: (a) the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union; (b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months of the financial year and description of principal risks and uncertainties for the remaining six months of the financial year); and (c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties transactions and changes thereto).
The Directors of Royal Dutch Shell plc are as listed in the Annual Report and Form 20-F for the year ended December 31, 2009 except that:
Sir Peter Job stepped down as a Director on May 18, 2010,
Lawrence Ricciardi stepped down as a Director on May 18, 2010, and
Charles O. Holliday was appointed as a Director with effect from September 1, 2010.

Peter Voser	Simon Henry

Chief Executive Officer	Chief Financial Officer

July 29, 2010	July 29, 2010

Royal Dutch Shell plc     18
INDEPENDENT REVIEW REPORT TO ROYAL DUTCH SHELL PLC
Introduction
We have been engaged by the company to review the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended 30 June 2010, which comprises the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity, the Condensed Consolidated Balance Sheet and the Condensed Consolidated Statement of Cash Flows and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.
Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
As disclosed in note 1, the annual financial statements of the Shell group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half-yearly financial report for the six months ended June 30, 2010 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
July 29, 2010
•	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

•	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Royal Dutch Shell plc     19
CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
Third quarter 2010 results and third quarter 2010 dividend are scheduled to be announced on October 28, 2010.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’, “scheduled” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, July 29, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
July 29, 2010
Contacts:
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-	Media: Europe: + 31 (0)70 377 3600